Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated October 30, 2019 and should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2019 and the audited consolidated financial statements for the year ended December 31, 2018 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended September 30, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Overview
The Company's third quarter results were highlighted with strong operational execution, continued net debt reduction, cost efficiencies and capital discipline.
Third quarter adjusted funds flow from operations totaled $389.2 million and adjusted net earnings from operations was $32.6 million. At September 30, 2019, net debt totaled $3.4 billion, or 1.9 times trailing adjusted funds flow from operations. The Company's focus on net debt reduction in the quarter was driven by non-core asset divestments which raised proceeds of $199.3 million. Net debt repayment during the quarter totaled $193.5 million, including the impact of share repurchases and dividends, and year-to-date in 2019 the Company has reduced net debt by over $650.0 million. Subsequent to the quarter, the Company extended the maturity dates of its credit facilities to October 2023 from June 2021 and elected to reduce aggregate credit facilities from $3.6 billion to $3.0 billion.
During the third quarter, 2.4 million common shares were repurchased for total consideration of $14.3 million. As of the date of this report, the Company has purchased, for cancellation, 13.8 million common shares for total consideration of approximately $70.6 million.
Production for the quarter was 155,708 boe/d, net of dispositions. Development capital spending totaled $364.5 million, with 133 (126.6) net wells drilled, focused primarily in the Williston Basin and Southwest Saskatchewan. Operating expenses of $12.38 per boe for the quarter reflects the Company's increased focus on efficiencies and cost control.
The Company has narrowed its annual guidance to annual average production of 161,000 to 163,000 boe/d from 160,000 to 164,000 boe/d, and annual capital expenditures guidance of $1.225 to $1.275 billion from $1.2 to $1.3 billion.
Results of Operations
Production

	Three months ended September 30			Nine months ended September 30
	2019	2018	% Change	2019	2018	% Change
Crude oil (bbls/d)	119,011	134,146	(11)	131,215	140,304	(6)
NGLs (bbls/d)	20,627	22,257	(7)	20,523	19,668	4
Natural gas (mcf/d)	96,422	107,231	(10)	97,403	109,098	(11)
Total (boe/d)	155,708	174,275	(11)	167,972	178,155	(6)
Crude oil and NGLs (%)	90	90	—	90	90	—
Natural gas (%)	10	10	—	10	10	—
Total (%)	100	100	—	100	100	—
The following is a summary of Crescent Point's production by area:

	Three months ended September 30			Nine months ended September 30
Production By Area (boe/d)	2019	2018	% Change	2019	2018	% Change
Williston Basin	89,894	99,758	(10)	99,007	101,301	(2)
Southwest Saskatchewan	36,993	37,960	(3)	38,364	40,863	(6)
Uinta Basin	18,840	23,666	(20)	20,114	22,737	(12)
Other	9,981	12,891	(23)	10,487	13,254	(21)
Total	155,708	174,275	(11)	167,972	178,155	(6)

CRESCENT POINT ENERGY CORP.	1

Total production averaged 155,708 boe/d during the three months ended September 30, 2019, down 11 percent from 174,275 boe/d in the same period of 2018. Crude oil and natural gas production decreased 11 percent and 10 percent, respectively, primarily due to non-core asset dispositions, a significantly lower capital development program in 2019 and the timing of the pad drilling program in the United States. Natural gas liquids ("NGLs") volumes in the three months ended September 30, 2019 decreased primarily due to positive prior period adjustments recorded in the third quarter of 2018.
The Company’s average production for the nine months ended September 30, 2019, was 167,972 boe/d, down 6 percent, compared to 178,155 boe/d for the same period in 2018 due to non-core asset dispositions and the significantly reduced 2019 capital development program. NGL volumes in the nine months ended September 30, 2019 increased mainly due to growing production in the United States.
The Company's weighting to crude oil and NGLs in the three and nine months ended September 30, 2019 remained consistent with the 2018 comparative periods. The temporary decrease in the weighting of crude oil production in the third quarter of 2019 is due to the timing of the Company's capital development program.
Exhibit 1

CRESCENT POINT ENERGY CORP.	2

Marketing and Prices

	Three months ended September 30			Nine months ended September 30
Average Selling Prices (1)	2019	2018	% Change	2019	2018	% Change
Crude oil ($/bbl)	66.22	80.11	(17)	67.68	74.50	(9)
NGLs ($/bbl)	14.09	33.35	(58)	20.27	33.98	(40)
Natural gas ($/mcf)	1.96	2.00	(2)	2.59	2.01	29
Total ($/boe)	53.69	67.15	(20)	56.85	63.66	(11)
(1) The average selling prices reported are before realized derivatives and transportation.

	Three months ended September 30			Nine months ended September 30
Benchmark Pricing	2019	2018	% Change	2019	2018	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	56.45	69.50	(19)	57.06	66.79	(15)
WTI crude oil (Cdn$/bbl)	74.57	90.85	(18)	75.88	85.96	(12)
Crude Oil Differentials
LSB crude oil (Cdn$/bbl) (2)	(5.88)	(8.00)	(27)	(5.66)	(7.88)	(28)
FOS crude oil (Cdn$/bbl) (3)	(12.22)	(21.46)	(43)	(11.73)	(22.58)	(48)
Wax crude oil (US$/bbl) (4)	(12.26)	(9.90)	24	(12.78)	(8.08)	58
UHC crude oil (US$/bbl) (5)	0.03	0.79	(96)	(0.46)	(0.41)	12
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	0.92	1.19	(23)	1.51	1.48	2
AECO monthly index natural gas (Cdn$/mcf)	1.04	1.35	(23)	1.38	1.41	(2)
NYMEX natural gas (US$/mmbtu) (7)	2.23	2.91	(23)	2.67	2.89	(8)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.757	0.765	(1)	0.752	0.777	(3)

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	FOS refers to the Fosterton crude oil price, which typically receives a premium to Western Canadian Select ("WCS") prices.

(4)	Wax crude oil is based on posted yellow wax prices in Salt Lake City. Black wax pricing is relatively consistent with yellow wax.

(5)	UHC refers to the Sweet at Clearbrook crude oil price.

(6)	AECO refers to the Alberta Energy Company natural gas price.

(7)	NYMEX refers to the New York Mercantile Exchange natural gas price.
WTI price opened at US$59.09 per bbl, and weakened during the quarter to a low of US$51.09 per bbl, closing at US$54.07 per bbl. Early in the quarter, WTI price was strong due to OPEC's extension of production cuts to Q1 2020. However, increased global inventory and concerns over the state of the global economy, put downward pressure on prices throughout the rest of the quarter. WTI prices were also temporarily impacted by the drone strike on Saudi Arabian production facilities in September 2019, which resulted in a brief increase in prices.
Canadian and U.S. natural gas prices weakened in the third quarter of 2019 with the AECO daily and NYMEX benchmark prices both decreasing 23 percent, compared to the same period in 2018. The decrease in market benchmark prices was due to increased natural gas production and higher inventory levels.

CRESCENT POINT ENERGY CORP.	3

Exhibit 2

(1)	Utah production is priced at a negotiated discount to WTI.
In the three and nine months ended September 30, 2019, Canadian crude oil differentials narrowed primarily due to the mandatory oil production curtailments in Alberta, extensive upgrader outages as well as continued strong demand. In the U.S., yellow and black wax differentials widened due to increased supply in the Uinta Basin outpacing the local refining capacity in Salt Lake City. Overall, the Company's corporate oil differential for the three and nine months ended September 30, 2019 narrowed and realized pricing was strong due to the quality and location of the Company's production. Additionally, the Company's production volumes were not affected by the Alberta government's mandatory production curtailment.
For the three months ended September 30, 2019, the Company's average selling price for crude oil decreased 17 percent from the same period in 2018, primarily as a result of a 19 percent decrease in the US$ WTI benchmark price, partially offset by a narrower corporate oil price differential. Crescent Point's corporate oil differential relative to Cdn$ WTI for the third quarter of 2019 was $8.35 per bbl compared to $10.74 per bbl in the third quarter of 2018.
In the nine months ended September 30, 2019, the Company's average selling price for crude oil decreased 9 percent from the same period in 2018, primarily as a result of a 15 percent decrease in the US$ WTI benchmark price, partially offset by a narrower corporate oil price differential. Crescent Point's corporate oil differential relative to Cdn$ WTI for the nine months ended September 30, 2019 was $8.20 per bbl compared to $11.46 per bbl in the same period of 2018.
The Company's average selling price for NGLs in the three and nine months ended September 30, 2019 decreased 58 percent from $33.35 per bbl to $14.09 per bbl and 40 percent from $33.98 per bbl to $20.27 per bbl, respectively. Average selling prices for NGLs were impacted by the significant weakening of propane, butane and condensate prices.
The Company's average selling price for natural gas in the three months ended September 30, 2019 remained relatively consistent with the 2018 comparative period as the decrease in the AECO daily benchmark price was offset by the premium to benchmark pricing received on the Company's Saskatchewan gas production. In the nine months ended September 30, 2019, the Company's average selling price for natural gas increased 29 percent from $2.01 per mcf to $2.59 per mcf, primarily as a result of the premium to benchmark pricing received on the Company's Saskatchewan gas production, and growth in U.S. gas production which is exposed to NYMEX based pricing.

CRESCENT POINT ENERGY CORP.	4

Exhibit 3
Exhibit 4
Exhibit 5

CRESCENT POINT ENERGY CORP.	5

Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions and reviews such conditions with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas and power, and in fluctuations in the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. For commodities, Crescent Point's risk management program allows for hedging a forward profile of up to 3½ years and up to 50 percent of net royalty interest production, increasing to 65 percent including the volume of purchased put options. In addition, the Company can hedge differentials for up to 35 percent of net royalty production. See Note 17 - "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended September 30, 2019 for additional information on the Company's derivatives.
The Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments, and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income. Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period in which the physical sales occur. The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.
The following is a summary of the realized derivative gains (losses) on crude oil and natural gas derivative contracts:

	Three months ended September 30			Nine months ended September 30
($ millions, except volume amounts)	2019	2018	% Change	2019	2018	% Change
Average crude oil volumes hedged (bbls/d)	59,935	82,500	(27)	64,923	77,908	(17)
Crude oil realized derivative gain (loss)	16.2	(118.8)	(114)	12.6	(252.0)	(105)
per bbl	1.48	(9.62)	(115)	0.35	(6.58)	(105)
Average natural gas volumes hedged (GJ/d) (1)	18,000	32,000	(44)	22,615	34,637	(35)
Natural gas realized derivative gain	2.8	4.4	(36)	8.0	14.1	(43)
per mcf	0.31	0.44	(30)	0.30	0.47	(36)
Average barrels of oil equivalent hedged (boe/d)	62,778	87,555	(28)	68,495	83,380	(18)
Total realized derivative gains (losses)	19.0	(114.4)	(117)	20.6	(237.9)	(109)
per boe	1.33	(7.14)	(119)	0.45	(4.89)	(109)

(1)	GJ/d is defined as gigajoules per day.
The Company's realized derivative gains for crude oil were $16.2 million and $12.6 million for the three and nine months ended September 30, 2019, respectively, compared to realized derivative losses of $118.8 million and $252.0 million for the respective periods in 2018. The realized derivative gains in the three and nine months ended September 30, 2019 were largely attributable to the decrease in the Cdn$ WTI benchmark price and the increase in the Company's average derivative crude oil price.
Crescent Point's realized derivative gains for natural gas were $2.8 million and $8.0 million for the three and nine months ended September 30, 2019, respectively, compared to $4.4 million and $14.1 million for the respective periods in 2018. The decreased realized derivative gains in the three and nine months ended September 30, 2019 were largely attributable to lower volumes hedged and the decrease in the Company's average derivative gas price.

CRESCENT POINT ENERGY CORP.	6

Exhibit 6
The following is a summary of the Company's unrealized derivative gains (losses):

	Three months ended September 30			Nine months ended September 30
($ millions)	2019	2018	% Change	2019	2018	% Change
Crude oil	71.7	35.4	103	7.4	(330.8)	(102)
Natural gas	(3.2)	(4.1)	(22)	(9.5)	(12.2)	(22)
Interest	(0.7)	(0.4)	75	(1.7)	(2.1)	(19)
Cross currency	59.6	(60.0)	(199)	(110.7)	45.9	(341)
Foreign exchange	0.9	(0.1)	(1,000)	(1.2)	0.7	(271)
Total unrealized derivative gains (losses)	128.3	(29.2)	(539)	(115.7)	(298.5)	(61)
The Company recognized a total unrealized derivative gain of $128.3 million for the three months ended September 30, 2019 compared to a total unrealized derivative loss of $29.2 million in the same period in 2018, primarily due to a $71.7 million unrealized derivative gain on crude oil contracts compared to $35.4 million in the same period in 2018. The unrealized crude oil derivative gain in the third quarter of 2019 was primarily attributable to the decrease in the Cdn$ WTI forward benchmark prices at September 30, 2019 compared to June 30, 2019.
The total unrealized derivative gain in the third quarter of 2019 was also attributable to a $59.6 million unrealized derivative gain on cross currency swaps ("CCS") compared to a $60.0 million unrealized derivative loss on CCS in the third quarter of 2018. The unrealized CCS derivative gain for the three months ended September 30, 2019 was primarily the result of the weaker forward Canadian dollar at September 30, 2019 compared to June 30, 2019.
During the nine months ended September 30, 2019, the Company recognized a total unrealized derivative loss of $115.7 million compared to $298.5 million in the same period in 2018. The total unrealized derivative loss in the nine months ended September 30, 2019 was primarily due to a $110.7 million unrealized derivative loss on CCS compared to a $45.9 million unrealized derivative gain in 2018. The unrealized CCS derivative loss for the nine months ended September 30, 2019 was primarily the result of the stronger forward Canadian dollar at September 30, 2019 compared to December 31, 2018. The total unrealized derivative loss for the nine months ended September 30, 2018 was also attributable to a $330.8 million unrealized derivative loss on crude oil contracts.
Oil and Gas Sales

	Three months ended September 30			Nine months ended September 30
($ millions) (1)	2019	2018	% Change	2019	2018	% Change
Crude oil sales	725.0	988.7	(27)	2,424.2	2,853.5	(15)
NGL sales	26.8	68.3	(61)	113.6	182.4	(38)
Natural gas sales	17.3	19.7	(12)	68.9	60.0	15
Total oil and gas sales	769.1	1,076.7	(29)	2,606.7	3,095.9	(16)

(1)	Oil and gas sales are reported before realized derivatives.
Crude oil sales decreased 27 percent in the three months ended September 30, 2019, from $988.7 million in 2018 to $725.0 million in 2019, primarily due to the 17 percent decrease in realized crude oil prices and the 11 percent decrease in crude oil production. Crude oil sales decreased 15 percent in the nine months ended September 30, 2019, from $2.85 billion in 2018 to $2.42 billion in 2019, primarily due to the 9 percent decrease in realized crude oil prices and the 6 percent decrease in crude oil production.

CRESCENT POINT ENERGY CORP.	7

NGL sales decreased 61 percent and 38 percent in the three and nine months ended September 30, 2019, respectively, compared to the same periods in 2018, primarily due to the 58 percent and 40 percent decreases in realized NGL prices, respectively. In the three months ended September 30, 2019, the decrease in NGL sales is also attributable to a 7 percent decrease in NGL production. In the nine months ended September 30, 2019, the decrease in NGL sales was partially offset by a 4 percent increase in NGL production.
Natural gas sales decreased 12 percent in the three months ended September 30, 2019 compared to the same period in 2018, primarily due to the 10 percent decrease in natural gas production and the 2 percent decrease in realized natural gas prices. In the nine months ended September 30, 2019, natural gas sales increased 15 percent compared to the same period in 2018, primarily due to the 29 percent increase in realized natural gas prices, partially offset by the 11 percent decrease in natural gas production.
Exhibit 7
Royalties

	Three months ended September 30			Nine months ended September 30
($ millions, except % and per boe amounts)	2019	2018	% Change	2019	2018	% Change
Royalties	118.7	171.3	(31)	378.7	467.7	(19)
As a % of oil and gas sales	15	16	(1)	15	15	—
Per boe	8.29	10.68	(22)	8.26	9.62	(14)
Royalties decreased 31 percent in the three months ended September 30, 2019 compared to the same period in 2018, largely due to the 29 percent decrease in oil and gas sales. Royalties as a percentage of oil and gas sales for the three months ended September 30, 2019 remained relatively consistent with the 2018 comparative period.
Royalties decreased 19 percent in the nine months ended September 30, 2019 compared to the same period in 2018, largely due to the 16 percent decrease in oil and gas sales. Royalties as a percentage of oil and gas sales for the nine months ended September 30, 2019 remained consistent with the 2018 comparative period.

CRESCENT POINT ENERGY CORP.	8

Exhibit 8
Operating Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2019	2018 (1)	% Change	2019	2018 (1)	% Change
Operating expenses	177.3	217.4	(18)	577.4	642.9	(10)
Per boe	12.38	13.56	(9)	12.59	13.22	(5)

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

Operating expenses and operating expenses per boe in the third quarter of 2019 decreased 18 percent and 9 percent, respectively, compared to the same period in 2018. In the nine months ended September 30, 2019, operating expenses and operating expenses per boe decreased 10 percent and 5 percent, respectively, compared to the same period in 2018. The Company's increased focus on efficiencies and cost control has resulted in realized savings across its operations including labour and equipment repairs and maintenance. The decrease also reflects non-core asset dispositions, which had higher associated operating expenses.
Exhibit 9
Transportation Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2019	2018	% Change	2019	2018	% Change
Transportation expenses	29.9	28.4	5	95.4	97.8	(2)
Per boe	2.09	1.77	18	2.08	2.01	3

CRESCENT POINT ENERGY CORP.	9

Transportation expenses per boe increased 18 percent and 3 percent in the three and nine months ended September 30, 2019, respectively, compared to the same periods in 2018 primarily due to favorable prior period adjustments realized in the three months ended September 30, 2018. Transportation for the nine months ended September 30, 2019 remained relatively consistent with the 2018 comparative period.
Exhibit 10
Netback

	Three months ended September 30			Nine months ended September 30
	2019	2018 (2)		2019	2018 (2)
	Total (3) ($/boe)	Total (3) ($/boe)	% Change	Total (3) ($/boe)	Total (3) ($/boe)	% Change
Average selling price	53.69	67.15	(20)	56.85	63.66	(11)
Royalties	(8.29)	(10.68)	(22)	(8.26)	(9.62)	(14)
Operating expenses	(12.38)	(13.56)	(9)	(12.59)	(13.22)	(5)
Transportation expenses	(2.09)	(1.77)	18	(2.08)	(2.01)	3
Operating netback (1)	30.93	41.14	(25)	33.92	38.81	(13)
Realized gain (loss) on derivatives	1.33	(7.14)	(119)	0.45	(4.89)	(109)
Netback (1)	32.26	34.00	(5)	34.37	33.92	1

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

(3)
The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes; therefore, the total operating netback and netback have been presented.

The Company's operating netback for the three months ended September 30, 2019 decreased 25 percent to $30.93 per boe from $41.14 per boe in the same period in 2018, primarily due to the decrease in average selling price, partially offset by lower royalties and operating expenses. The decrease in the Company's netback was primarily the result of the decrease in the operating netback, partially offset by the realized gain on commodity derivatives in the third quarter of 2019 compared to a realized loss in the same period in 2018.
The Company's operating netback for the nine months ended September 30, 2019 decreased 13 percent to $33.92 per boe from $38.81 per boe in the same period in 2018, primarily due to the decrease in average selling price, partially offset by lower royalties and operating expenses. The increase in the Company's netback was primarily the result of the realized gain on commodity derivatives compared to a realized loss in the same period in 2018, partially offset by the decrease in the operating netback.

CRESCENT POINT ENERGY CORP.	10

Exhibit 11
Exhibit 12
General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2019	2018 (1)	% Change	2019	2018 (1)	% Change
General and administrative costs	41.4	39.9	4	99.9	125.4	(20)
Capitalized	(9.2)	(9.5)	(3)	(28.1)	(31.1)	(10)
Total general and administrative expenses	32.2	30.4	6	71.8	94.3	(24)
Transaction costs	(3.1)	(1.4)	121	(4.2)	(4.3)	(2)
General and administrative expenses	29.1	29.0	—	67.6	90.0	(25)
Per boe	2.03	1.81	12	1.47	1.85	(21)

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

General and administrative ("G&A") expenses in the three months ended September 30, 2019, remained consistent compared to the same period in 2018. G&A expenses for the third quarter of 2019 included severance costs of approximately $7.0 million related to workforce reductions resulting from asset divestments, along with higher professional fees.

CRESCENT POINT ENERGY CORP.	11

G&A expenses decreased 25 percent in the nine months ended September 30, 2019, compared to the same period in 2018, primarily due to lower employee related costs from an organizational restructuring in the second half of 2018, decreased shareholder costs and the reclassification of rent expense as a result of the adoption of IFRS 16, partially offset by lower overhead recoveries. During the nine months ended September 30, 2019, severance costs of $10.2 million were included in G&A, compared to $16.4 million in the comparative 2018 period.
G&A expenses per boe increased 12 percent in the three months ended September 30, 2019, compared to the same period in 2018, primarily due to the lower production volumes. G&A expenses per boe decreased 21 percent in the nine months ended September 30, 2019, compared to the same period in 2018. The decrease is due to the reduction in total G&A as noted above, partially offset by lower production volumes.
Transaction costs incurred in the three and nine months ended September 30, 2019 relate primarily to the southeast Saskatchewan and Uinta Basin divestments. Refer to Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 13
Interest Expense

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2019	2018	% Change	2019	2018	% Change
Interest expense	38.3	45.8	(16)	117.5	136.2	(14)
Per boe	2.67	2.86	(7)	2.56	2.80	(9)
In the three and nine months ended September 30, 2019, interest expense decreased 16 percent and 14 percent, respectively, compared to the same periods in 2018, reflecting the Company's lower average debt balance and focus on balance sheet strength. The Company's hedged effective interest rate in the three and nine months ended September 30, 2019 increased to 4.42 percent and 4.28 percent, respectively, from 4.24 percent and 4.08 percent in the same periods in 2018.
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At September 30, 2019, 67 percent of the Company's long-term debt, including the impact of CCS and the foreign exchange swap on its US dollar senior guaranteed notes, had fixed interest rates.

CRESCENT POINT ENERGY CORP.	12

Exhibit 14
Foreign Exchange Gain (Loss)

	Three months ended September 30			Nine months ended September 30
($ millions)	2019	2018	% Change	2019	2018	% Change
Realized gain (loss)
CCS - US dollar long-term debt maturities	(1.9)	(1.8)	6	40.5	63.2	(36)
US dollar long-term debt maturities	1.9	5.6	(66)	(40.5)	(50.1)	(19)
Other	(0.9)	(0.7)	29	(2.4)	1.3	(285)
Unrealized gain (loss)
Translation of US dollar long-term debt	(40.5)	62.9	(164)	155.2	(69.8)	(322)
Other	0.7	0.6	17	(0.9)	(0.9)	—
Foreign exchange gain (loss)	(40.7)	66.6	(161)	151.9	(56.3)	(370)
The Company has US dollar denominated debt, including London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities and US dollar senior guaranteed notes. The Company hedges its foreign exchange exposure using a combination of CCS and foreign exchange swaps. In the three and nine months ended September 30, 2019, the Company had a realized gain on US dollar long-term debt maturities of $1.9 million and a realized loss of $40.5 million, respectively, that were offset by the realized gain or loss on CCS.
The Company records unrealized foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. During the three and nine months ended September 30, 2019, the Company recorded an unrealized foreign exchange loss of $40.5 million and an unrealized foreign exchange gain of $155.2 million, respectively, on the translation of US dollar long-term debt and accrued interest compared to an unrealized foreign exchange gain of $62.9 million and an unrealized foreign exchange loss of $69.8 million, respectively, in the same periods in 2018. The unrealized foreign exchange loss from the translation of US dollar long-term debt and accrued interest for the third quarter of 2019 was attributable to a weaker Canadian dollar at September 30, 2019 as compared to June 30, 2019. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest for the nine months ended September 30, 2019 was attributable to a stronger Canadian dollar at September 30, 2019 as compared to December 31, 2018. Unrealized derivative gains and losses on CCS and foreign exchange swaps are recognized in derivative gains and losses. Refer to the Derivatives section in this MD&A for further information.
Share-based Compensation Expense

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2019	2018	% Change	2019	2018	% Change
Share-based compensation costs	10.6	1.9	458	23.1	57.4	(60)
Capitalized	(1.4)	(1.0)	40	(3.7)	(8.0)	(54)
Share-based compensation expense	9.2	0.9	922	19.4	49.4	(61)
Per boe	0.64	0.06	967	0.42	1.02	(59)

CRESCENT POINT ENERGY CORP.	13

During the three and nine months ended September 30, 2019, the Company recorded share-based compensation ("SBC") costs of $10.6 million and $23.1 million, respectively, compared to $1.9 million and $57.4 million in the same periods in 2018. The higher SBC costs for the three months ended September 30, 2019, was due to an increase in the Company's share price during the quarter and the impact on its cash-settled SBC plans. The decrease for the nine months ended September 30, 2019, was primarily due to lower staffing levels in 2019 and a lower share price. In addition, higher performance achievements associated with the Performance Share Unit ("PSU") Plan resulted in higher SBC costs in 2018.
During the three and nine months ended September 30, 2019, the Company capitalized SBC costs of $1.4 million and $3.7 million, respectively, an increase of 40 percent and decrease of 54 percent from the same respective periods in 2018. Capitalized SBC costs are impacted by the fluctuations in the SBC costs discussed above.
Exhibit 15
The following table summarizes of the number of restricted shares, PSUs and Deferred Share Units ("DSUs") outstanding:

	September 30, 2019	September 30, 2018
Restricted Share Bonus Plan (1)	3,749,650	3,361,662
Performance Share Unit Plan (2)	3,325,521	2,667,611
Deferred Shared Unit Plan	261,923	246,013

(1)	At September 30, 2019, the Company was authorized to issue up to 11,188,715 common shares (September 30, 2018 - 14,548,718 common shares)

(2)	Based on underlying units before any effect of performance multipliers.
As of the date of this report, the Company had 3,430,563 restricted shares, 3,429,980 PSUs and 373,069 DSUs outstanding.
Stock Option Plan
The Company had 2,845,387 stock options outstanding at September 30, 2019 (September 30, 2018 - 2,110,115 stock options outstanding) at a weighted average exercise price of $7.68 per share.
As of the date of this report, the Company had 2,874,495 stock options outstanding.
Depletion, Depreciation, Amortization and Impairment

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2019	2018 (1)	% Change	2019	2018 (1)	% Change
Depletion and depreciation	279.8	363.1	(23)	862.6	1,069.7	(19)
Amortization of exploration and evaluation undeveloped land	33.6	39.9	(16)	107.8	118.2	(9)
Depletion, depreciation and amortization	313.4	403.0	(22)	970.4	1,187.9	(18)
Impairment	241.4	15.2	1,488	249.9	15.2	1,544
Depletion, depreciation, amortization and impairment	554.8	418.2	33	1,220.3	1,203.1	1
Per boe, before impairment	21.88	25.14	(13)	21.16	24.42	(13)
Per boe	38.73	26.08	49	26.61	24.74	8

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	14

The Company's depletion, depreciation and amortization (“DD&A”) rates before impairment for the three and nine months ended September 30, 2019 were $21.88 per boe and $21.16 per boe, respectively, compared to $25.14 per boe and $24.42 per boe in the same periods in 2018. The decrease in the DD&A rates per boe in both the three and nine months ended September 30, 2019 were primarily due to the impairment expense booked in the fourth quarter of 2018, which reduced the carrying value of the Company’s property, plant and equipment ("PP&E").
In September 2019, the Company announced that it had entered into a definitive agreement to sell its Uinta Basin assets. The assets have been classified as held for sale at September 30, 2019. Immediately prior to classifying the assets as held for sale, the Company conducted a review of the assets' recoverable amounts and recorded an impairment loss of $241.4 million on PP&E as a component of depletion, depreciation, amortization and impairment expense. The recoverable amount was determined based on the assets' fair value less costs of disposal and was based on expected consideration.
The Company had recorded $8.5 million of impairment related to assets held for sale at March 31, 2019. These assets have been disposed of as at September 30, 2019.
Exhibit 16
Taxes

	Three months ended September 30			Nine months ended September 30
($ millions)	2019	2018	% Change	2019	2018	% Change
Current tax expense	—	—	—	0.2	—	—
Deferred tax expense (recovery)	20.2	10.8	87	88.6	(94.9)	(193)
Current Tax Expense
In the three and nine months ended September 30, 2019, the Company recorded current tax expense of nil and $0.2 million, respectively, compared to nil for the same periods in 2018. Refer to the Company's Annual Information Form for the year ended December 31, 2018 for information on the Company's expected tax horizon.
Deferred Tax Expense (Recovery)
In the three and nine months ended September 30, 2019, the Company recorded deferred tax expense of $20.2 million and $88.6 million, respectively. The deferred tax expense in the three and nine months ended September 30, 2019 was primarily due to the change in the estimate of future usable tax pools as a result of the announced sale of the Company's Uinta Basin assets, which has been classified as held for sale at September 30, 2019.
On June 28, 2019, the Alberta government enacted legislation which reduces the Alberta corporate income tax rate from 12 percent to 8 percent over the period of July 1, 2019 through January 1, 2022. As a result, at September 30, 2019, the Company recognized a reduction of $5.0 million in its deferred income tax asset.

CRESCENT POINT ENERGY CORP.	15

Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2019	2018 (2)	% Change	2019	2018 (2)	% Change
Cash flow from operating activities	402.2	474.1	(15)	1,346.4	1,388.9	(3)

Adjusted funds flow from operations (1)	389.2	474.7	(18)	1,407.0	1,403.9	—

Net income (loss)	(301.7)	30.5	(1,089)	(101.2)	(226.4)	(55)
Net income (loss) per share - diluted	(0.55)	0.06	(1,017)	(0.18)	(0.41)	(56)

Adjusted net earnings from operations (1)	32.6	84.8	(62)	336.9	250.9	34
Adjusted net earnings from operations per share - diluted (1)	0.06	0.15	(60)	0.61	0.46	33

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A.

Cash flow from operating activities decreased 15 percent to $402.2 million in the three months ended September 30, 2019, compared to $474.1 million in the same period in 2018. In the nine months ended September 30, 2019, cash flow from operating activities remained relatively consistent with the 2018 comparative period. Changes in cash flow from operating activities were due to fluctuations in adjusted funds flow from operations ("FFO"), working capital, decommissioning expenditures and transaction costs.
Exhibit 17

CRESCENT POINT ENERGY CORP.	16

The Company’s adjusted FFO decreased in the three months ended September 30, 2019 to $389.2 million, compared to $474.7 million in the same period of 2018. The decrease is primarily a result of the decreases in the Cdn$ WTI benchmark price and production volumes, partially offset by the realized derivative gain. Adjusted FFO in the nine months ended September 30, 2019 remained consistent with the 2018 comparative period.
Exhibit 18
The Company reported a net loss of $301.7 million in the three months ended September 30, 2019, compared to net income of $30.5 million in the same period in 2018. The decrease is primarily the result of the increases in impairment expense and other losses, the foreign exchange loss on long-term debt and the decrease in adjusted FFO, partially offset by the unrealized derivative gain on commodity contracts and the decrease in DD&A. In the three months ended September 30, 2019, the Company recorded net loss per share - diluted of $0.55 compared to net income per share - diluted of $0.06 in the same period in 2018, due to the same reasons discussed above.
In the nine month period ended September 30, 2019, the Company reported a net loss of $101.2 million compared to $226.4 million in the same period in 2018, primarily as a result of the foreign exchange gain on long-term debt and the decreases in DD&A and unrealized derivative losses, partially offset by the increases in impairment expense and other losses, and fluctuations in deferred taxes. In the nine months ended September 30, 2019, the Company recorded net loss per share - diluted of $0.18 compared to net loss per share - diluted of $0.41 in the same period in 2018, due to the same reasons discussed above.
Exhibit 19

CRESCENT POINT ENERGY CORP.	17

The Company reported adjusted net earnings from operations of $32.6 million in the third quarter of 2019 compared to $84.8 million in the same period in 2018, primarily a result of the decrease in adjusted FFO and fluctuations in deferred taxes, partially offset by the decrease in depletion. Adjusted net earnings from operations per share - diluted for the three months ended September 30, 2019 decreased to $0.06, compared to $0.15 in the same period in 2018, primarily due to the same reasons discussed above.
The Company's adjusted net earnings from operations for the nine months ended September 30, 2019 was $336.9 million compared to $250.9 million in the same period in 2018, primarily as a result of the decrease in depletion, partially offset by the increase in other losses and fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted increased to $0.61, compared to $0.46 in the same period in 2018, primarily due to the same reasons discussed above.
Exhibit 20
Dividends
The following table provides a reconciliation of dividends:

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2019	2018	% Change	2019	2018	% Change
Accumulated dividends, beginning of period	7,618.2	7,507.9	1	7,607.1	7,408.6	3
Dividends declared to shareholders	5.5	49.8	(89)	16.6	149.1	(89)
Accumulated dividends, end of period	7,623.7	7,557.7	1	7,623.7	7,557.7	1

Accumulated dividends per share, beginning of period	32.18	31.98	1	32.16	31.80	1
Dividends declared to shareholders per share	0.01	0.09	(89)	0.03	0.27	(89)
Accumulated dividends per share, end of period	32.19	32.07	—	32.19	32.07	—
On January 15, 2019, the Company announced a change to the dividend policy to a quarterly cash dividend of $0.01 per share.
Capital Expenditures

	Three months ended September 30			Nine months ended September 30
($ millions)	2019	2018	% Change	2019	2018	% Change
Capital acquisitions	0.1	(1.8)	(106)	2.4	12.9	(81)
Capital dispositions	(199.3)	(19.6)	917	(262.7)	(310.9)	(16)
Development capital expenditures	364.5	416.0	(12)	919.0	1,462.6	(37)
Capitalized administration (1)	9.2	9.5	(3)	28.1	31.1	(10)
Corporate assets	0.6	1.9	(68)	1.6	6.6	(76)
Total	175.1	406.0	(57)	688.4	1,202.3	(43)

(1)	Capitalized administration excludes capitalized equity-settled share-based compensation.

CRESCENT POINT ENERGY CORP.	18

Development Capital Expenditures
The Company's development capital expenditures in the third quarter of 2019 were $364.5 million, compared to $416.0 million in the same period in 2018. In the third quarter of 2019, 133 (126.6 net) wells were drilled. Development capital spending for the three months ended September 30, 2019 included $27.4 million on facilities, land and seismic.
The Company's development capital expenditures for the nine months ended September 30, 2019 were $919.0 million compared to $1.46 billion in the same period in 2018. In the nine months ended September 30, 2019, 373 (331.1 net) wells were drilled. The development capital spending for the nine months ended September 30, 2019 included $75.8 million on facilities, land and seismic.
Crescent Point's capital expenditure guidance for 2019 is $1.225 billion to $1.275 billion, excluding any net land and property acquisitions.
Exhibit 21
Capital Acquisitions and Dispositions
Major Property Disposition
Southeast Saskatchewan Asset Dispositions
In September 2019, the Company sold certain southeast Saskatchewan conventional assets for total consideration of $196.9 million, resulting in a loss on capital dispositions of $193.8 million. These dispositions were completed with full tax pools and no working capital items.
Minor Property Acquisitions and Dispositions
In the nine months ended September 30, 2019, the Company completed minor property acquisitions and dispositions for total net consideration of $63.4 million, resulting in a total loss on capital dispositions of $5.5 million. These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Assets Held for Sale
At September 30, 2019, the Company has classified its Uinta Basin assets and certain Saskatchewan gas infrastructure assets as held for sale. These assets have been recorded at the lesser of their carrying value and recoverable amount.
Lease Liability
At September 30, 2019, the Company had $200.9 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability, including liabilities associated with assets held for sale, decreased by $26.9 million during the third quarter of 2019 from $1.32 billion at June 30, 2019 to $1.30 billion at September 30, 2019. The liability was based on estimated undiscounted cash flows to settle the obligation of $1.19 billion.

CRESCENT POINT ENERGY CORP.	19

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	September 30, 2019	December 31, 2018
Net debt (1)	3,360.0	4,011.3
Shares outstanding	545,230,328	550,151,561
Market price at end of period (per share)	5.66	4.14
Market capitalization (1)	3,086.0	2,277.6
Enterprise value (1)	6,446.0	6,288.9
Net debt as a percentage of enterprise value	52	64
Adjusted funds flow from operations (1) (2)	1,744.3	1,741.2
Net debt to adjusted funds flow from operations (1)	1.9	2.3

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.
At September 30, 2019, Crescent Point's enterprise value was $6.45 billion and the Company was capitalized with 48 percent equity based on market capitalization, compared to $6.29 billion and 36 percent at December 31, 2018, respectively. The Company's net debt to adjusted funds flow from operations ratio at September 30, 2019 decreased to 1.9 times compared to 2.3 times at December 31, 2018, due to the reduction in net debt.
Exhibit 22

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.
On October 25, 2019, the Company renewed and extended the maturity dates of its credit facilities. The Company elected to decrease the size of the facilities to a combined $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The maturity dates of the facilities were extended to October 25, 2023. Both of these facilities constitute revolving credit facilities and are extendible annually.
With the renewal of the credit facilities and consideration received on the subsequent closing of the Uinta Basin divestment, the Company's unutilized borrowing capacity remains relatively unchanged from September 30, 2019, which was approximately $2.27 billion including cash of $122.9 million.
The Company has made private offerings of senior guaranteed notes raising total gross proceeds of US$1.41 billion and Cdn$270.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.

CRESCENT POINT ENERGY CORP.	20

The Company is in compliance with all debt covenants at September 30, 2019 which are listed in the table below:

Covenant Description	Maximum Ratio	September 30, 2019
Senior debt to adjusted EBITDA (1) (2)	3.5	1.9
Total debt to adjusted EBITDA (1) (3)	4.0	1.9
Senior debt to capital (2) (4)	0.55	0.38

(1)
Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for payments on lease liability and certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company expects to finance its working capital deficiency and its ongoing working capital requirements through cash, adjusted funds flow from operations and its bank credit facilities.
Shareholders' Equity
At September 30, 2019, Crescent Point had 545.2 million common shares issued and outstanding compared to 550.2 million common shares at December 31, 2018. The decrease of 5.0 million shares is due to shares purchased and cancelled under the NCIB, partially offset by shares issued pursuant to the Restricted Share Bonus Plan.
As of the date of this report, the Company had 540,776,323 common shares outstanding.
Normal Course Issuer Bid ("NCIB")
On January 23, 2019, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 38,424,678 common shares, or seven percent of the Company's public float, as at January 14, 2019. The NCIB commenced on January 25, 2019 and is due to expire on January 24, 2020.
During the three and nine months ended September 30, 2019, the Company purchased and cancelled 2.4 million and 8.0 million common shares, respectively, for total consideration of $14.3 million and $39.4 million, respectively. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
Subsequent Events
Uinta Basin Disposition
On October 18, 2019, Crescent Point completed the disposition of its Uinta Basin assets for total consideration of approximately $680.0 million, including closing adjustments and working capital items.
Credit Facility Renewal
On October 25, 2019, Crescent Point elected to reduce its covenant based credit facilities to $3.00 billion from $3.60 billion and extended the maturity dates to October 2023 from June 2021.
Critical Accounting Estimates
On January 1, 2019, the Company adopted IFRS 16 and as a result Crescent Point's critical accounting estimates related to incremental borrowing rates and lease terms were updated. Refer to Note 3 - "Changes in Accounting Policies" in the unaudited consolidated financial statements for the period ended September 30, 2019 for additional information.
Changes in Accounting Policies
On January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. Under the modified retrospective approach comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. The Company has applied the following practical expedients permitted under the standard. Some of these expedients are on a lease-by-lease basis and others are applicable by class of underlying assets.

•	Account for leases with a remaining term of less than 12 months at January 1, 2019 as short-term leases;

•	Account for lease payments as an expense and not recognize a right-of-use ("ROU") asset if the underlying asset is of a lower dollar value; and

•
Use of the Company's previous assessment of impairment under IAS 37 Provisions, Contingent Liabilities and Contingent Assets for onerous contracts instead of re-assessing the ROU asset for impairment on January 1, 2019.

CRESCENT POINT ENERGY CORP.	21

The lease liability is calculated as the present value of the remaining lease payments, discounted using the Company's borrowing rate on January 1, 2019. The Company records financing expense on the lease liability and depreciation expense on the ROU asset and the associated ROU asset is measured as follows on a lease-by-lease basis:

•	The amount equal to the lease liability on January 1, 2019 with no impact on retained earnings; or

•
The balance on January 1, 2019 as if IFRS 16 had always been applied on the commencement of the lease, using the Company's borrowing rate on January 1, 2019 and with an impact on retained earnings calculated as the difference between the lease liability and the ROU asset values.

As a result of the adoption of IFRS 16, for the three and nine months ended September 30, 2019, net income (loss) before tax decreased $1.5 million and $3.5 million, respectively. Cash flow from operating activities increased $8.7 million and $25.8 million for the same respective periods. Refer to Note 3 - "Changes in Accounting Policies" in the unaudited consolidated financial statements for the period ended September 30, 2019 for additional information on the Company's adoption of IFRS 16.

CRESCENT POINT ENERGY CORP.	22

Summary of Quarterly Results

	2019			2018				2017
($ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas sales	769.1	945.2	892.4	791.6	1,076.7	1,084.0	935.2	916.2

Average daily production
Crude oil (bbls/d)	119,011	134,951	139,911	140,281	134,146	145,532	141,312	140,544
NGLs (bbls/d)	20,627	20,841	20,097	20,210	22,257	17,934	18,775	19,437
Natural gas (mcf/d)	96,422	100,101	95,679	106,236	107,231	110,110	109,983	113,963
Total (boe/d)	155,708	172,476	175,955	178,198	174,275	181,818	178,418	178,975

Net income (loss) (1)	(301.7)	198.6	1.9	(2,390.5)	30.5	(166.2)	(90.7)	(56.4)
Net income (loss) per share (1)	(0.55)	0.36	—	(4.35)	0.06	(0.30)	(0.17)	(0.10)
Net income (loss) per share – diluted (1)	(0.55)	0.36	—	(4.35)	0.06	(0.30)	(0.17)	(0.10)

Adjusted net earnings (loss) from operations (1) (2)	32.6	146.0	158.3	(16.3)	84.8	102.7	63.4	(35.1)
Adjusted net earnings (loss) from operations per share (1) (2)	0.06	0.27	0.29	(0.03)	0.15	0.19	0.12	(0.06)
Adjusted net earnings (loss) from operations per share – diluted (1) (2)	0.06	0.27	0.29	(0.03)	0.15	0.19	0.12	(0.06)

Cash flow from operating activities (1)	402.2	527.4	416.8	359.1	474.1	452.8	462.0	449.6

Adjusted funds flow from operations (1) (2)	389.2	503.8	514.0	337.3	474.7	500.3	428.9	494.7

Adjusted working capital (deficiency) (3)	(100.2)	(124.7)	(139.8)	(208.2)	(139.9)	(90.4)	(339.8)	(133.3)
Total assets (1)	12,073.3	12,430.7	12,824.2	12,730.4	15,948.9	16,174.7	16,481.6	16,005.3
Total liabilities (1)	5,685.2	5,751.7	6,288.8	6,117.6	7,049.5	7,210.1	7,374.7	6,842.4
Net debt (2)	3,360.0	3,553.5	3,905.5	4,011.3	4,006.9	4,015.7	4,409.3	4,024.9
Total long-term derivative liability	—	—	5.9	—	17.9	35.3	17.4	16.6

Weighted average shares – diluted (millions)	548.0	548.2	550.3	550.2	551.1	551.0	548.4	546.9

Capital expenditures (4)	175.1	121.6	391.7	275.0	406.0	57.6	738.7	334.2

Dividends declared	5.5	5.5	5.6	49.4	49.8	49.7	49.6	49.5
Dividends declared per share	0.01	0.01	0.01	0.09	0.09	0.09	0.09	0.09

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

(2)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(3)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

(4)
Capital expenditures exclude capitalized share-based compensation and include capital acquisitions and dispositions. Capital acquisitions and dispositions represent total consideration for the transactions including long-term debt, working capital assumed and acquired common shares, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to movement in the Cdn$ WTI benchmark price, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to its successful capital development program, non-core dispositions and natural declines.
Net income has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, net impairments to PP&E recorded in the third quarter of 2019 and fourth quarter of 2018, net recovery of PP&E recorded in the fourth quarter of 2017 and gains and losses on capital dispositions, along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions, non-core dispositions and the Company's capital development program. Cash flow from operating activities and adjusted funds flow from operations throughout the last eight quarters has allowed the Company to provide return to shareholders.

CRESCENT POINT ENERGY CORP.	23

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses or changes in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the third quarter of 2019.
Outlook
Crescent Point's guidance for 2019 is as follows:

Production	Prior	Revised
Total average annual production (boe/d)	160,000 to 164,000	161,000 to 163,000
% Oil and NGLs	91%	91%
Total capital expenditures ($ millions) (1)	$1,200 to $1,300	$1,225 to $1,275
Drilling and development (%)	90%	91%
Facilities and seismic (%)	10%	9%

(1)	The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.
Crescent Point's narrowed 2019 budget is now expected to generate annual average production of 161,000 to 163,000 boe/d with capital expenditures of $1.225 to $1.275 billion.
The Company continues to explore further disposition opportunities. Crescent Point will be disciplined and flexible during its divestiture process to ensure appropriate asset values are realized for shareholders.
Additional information relating to Crescent Point, including the Company's December 31, 2018 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	24

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “operating netback”, “netback”, “adjusted funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “net debt to adjusted funds flow from operations”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Netback is calculated on a per boe basis as operating netback plus realized derivative gains and losses. Operating netback and netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculations of operating netback and netback are shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2019	2018 (1)	% Change	2019	2018 (1)	% Change
Cash flow from operating activities	402.2	474.1	(15)	1,346.4	1,388.9	(3)
Changes in non-cash working capital	(21.8)	(6.2)	252	40.9	(9.3)	(540)
Transaction costs	3.1	1.4	121	4.2	4.3	(2)
Decommissioning expenditures	5.7	5.4	6	15.5	20.0	(23)
Adjusted funds flow from operations	389.2	474.7	(18)	1,407.0	1,403.9	—

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2019	2018 (1)	% Change	2019	2018 (1)	% Change
Net income (loss)	(301.7)	30.5	(1,089)	(101.2)	(226.4)	(55)
Amortization of E&E undeveloped land	33.6	39.9	(16)	107.8	118.2	(9)
Impairment	241.4	15.2	1,488	249.9	15.2	1,544
Unrealized derivative (gains) losses	(128.3)	29.2	(539)	115.7	298.5	(61)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	40.5	(62.9)	(164)	(155.2)	69.8	(322)
Unrealized loss on long-term investments	0.1	6.1	(98)	1.5	12.4	(88)
(Gain) loss on sale of long-term investments	—	2.8	(100)	—	(1.7)	(100)
Loss on capital dispositions	193.2	30.2	540	199.3	100.8	98
Deferred tax relating to adjustments	(46.2)	(6.2)	645	(80.9)	(135.9)	(40)
Adjusted net earnings from operations	32.6	84.8	(62)	336.9	250.9	34

(1)
On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated. Refer to the Changes in Accounting Policies section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	25

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and other current and long-term liabilities, excluding current decommissioning and lease liabilities, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.
The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2019	December 31, 2018	% Change
Long-term debt (1)	3,578.2	4,276.7	(16)
Accounts payable and accrued liabilities	525.8	549.4	(4)
Other current and long-term liabilities (2)	50.9	10.0	409
Cash	(122.9)	(15.3)	703
Accounts receivable	(336.7)	(322.6)	4
Prepaids and deposits	(9.8)	(4.6)	113
Long-term investments	(7.1)	(8.7)	(18)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(318.4)	(473.6)	(33)
Net debt	3,360.0	4,011.3	(16)

(1)	Includes current portion of long-term debt.

(2)	Excludes current decommissioning and lease liabilities.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	26

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of financial commodity derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● Crescent Point’s 2019 average production and capital expenditure guidance;

● The Company's future disposition opportunities;
● How the Company expects to finance its working capital deficiency and ongoing working capital requirements;
● That the Company will be disciplined and flexible during its divestiture process to ensure appropriate asset values are realized for shareholders; and
● Estimated undiscounted cash flows to settle decommissioning liability.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainty regarding the benefits and costs of dispositions; failure to complete dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
Crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (FASB) Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards (IFRS).

CRESCENT POINT ENERGY CORP.	27

For the years ended December 31, 2018, 2017, 2016, 2015, and 2014 the Company filed its reserves information under National Instrument 51-101 - Standards of Disclosure of Oil and Gas Activities (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.

CRESCENT POINT ENERGY CORP.	28

Directors
Barbara Munroe, Chair (2) (5)
Laura Cillis (1) (2)
James Craddock (1) (3)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Jennifer Koury (2) (4)
Francois Langlois (3) (4) (5)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	29